Exhibit 99.1
BROOKFIELD Properties
NEWS RELEASE
BROOKFIELD PROPERTIES
THREE-FOR-TWO STOCK SPLIT
NEW YORK, February 12, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that subject to receipt of all necessary regulatory and shareholder approvals it will proceed with the three for two division of its common shares by way of a stock split of the company’s voting securities as opposed to by way of a stock dividend as previously announced. Accordingly, the stock split will be subject to approval of the company’s shareholders at the forthcoming meeting of shareholders to be held on April 26, 2007.
Further information on the stock split will be provided in the company’s information circular for the meeting.
Brookfield Properties is undertaking the stock split to ensure its shares remain accessible to individual shareholders, and to further enhance the liquidity of the company’s shares.
* * *
One of North America’s largest commercial real estate companies, Brookfield Properties Corporations owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 116 properties totaling 76 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 17 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417—7215; email: mcoley@brookfieldproperties.com.